SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D/A
                                 AMENDMENT NO.1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          CLAREMONT TECHNOLOGIES, CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   180239 10 5
                                  (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 25, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
  SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        John  S.  Morita        N/A

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|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]

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|3|     SEC  USE  ONLY

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|4|     SOURCE  OF  FUNDS*
        SC

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|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]

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|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Canada

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                             |7|  SOLE  VOTING  POWER
NUMBER  OF                        400,000
SHARES                       ---------------------------------------------------
BENEFICIALLY                 |8|  SHARED  VOTING  POWER
OWNED  BY  EACH                   N/A
REPORTING                    ---------------------------------------------------
PERSON  WITH                 |9|  SOLE  DISPOSITIVE  POWER
                                  400,000

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|10|     SHARED  DISPOSITIVE  POWER
         N/A

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|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         400,000

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|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A

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|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         1.61%

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|14|     TYPE  OF  REPORTING  PERSON  *
         IN

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ITEM  1.  Security  and  Issuer.

Schedule 13D relates to the Common Stock of Claremont Technologies, Inc. ("Claremont"). The principal executive offices of Claremont are located at 1066 West Hastings Street, Suite 2120, Vancouver, British Columbia, Canada V6E 3X2.

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ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by John Morita. Mr. Morita's business address is 1066 West Hastings Street, Suite 2120, Vancouver, British Columbia, Canada V6E 3X2. Mr. Morita served as the company's chief executive officer and now serves as the company's chief financial officer.

(d)-(e) During the last five years, Mr. Morita: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Morita  is  a  citizen  of  Canada.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Mr. Morita sold 6,000,000 shares of Claremont common stock pursuant to a stock purchase agreement for $6,000. There was no source of amount of funds or other compensation.

ITEM  4.  Purpose  of  Transaction

Purchaser  did  not  acquire  securities  in  connection  with this transaction.


ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a) Mr. Morita beneficially owns 400,000 shares of Common Stock, $0.001 par value, of Claremont Technologies, Corp. The shares of Common Stock beneficially owned by Mr. Morita constitute less than approximately 1.61% of the total number of shares of Common Stock of Claremont Technologies, Corp., based upon 24,800,000 shares of Common Stock outstanding as of September 5, 2003.

(b) Mr. Morita has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Morita.

(c) Mr. Morita disposed of the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities directly owned by Mr. Morita.

(e) On August 25, 2003, Mr. Morita ceased to be the beneficial owner of more than five percent of Claremont's Common Stock.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.

     Exhibit 1(1) Exchange Agreement dated August 22, 2003, between Claremont Technologies, Inc. and Safe Cell Tab, Inc.

(1) Filed as Exhibit 2.1 to the report on Form 8-K filed on September 4, 2003.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2003       By: /s/ John S. Morita
                                    -----------------------
                                    Shareholder,  Director,  and  CFO

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